UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

PharmAthene, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

71714G102

(CUSIP Number)

Kelisia Holdings Limited

c/o Guardstand Limited

29 Theklas Lyssioti Street

Cassandra Centre

2nd Floor, 3731 Limassol

Cyprus

+357 25820650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2008

(Date of Event which Requires Filing of this Statement)

Explanatory Note: On October 10, 2008, the Reporting Persons inadvertently filed a Schedule 13D under an inactive Central Index Key (the “Initial Filing”). This Schedule 13D has been filed to correct that error. There is otherwise no substantive difference between this Schedule 13D and the Initial Filing.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No. 71714G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelisia Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,478,432
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,478,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

Page 2 of 7 Pages

CUSIP No. 71714G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Panacea Biotec Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,478,432
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,478,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

Page 3 of 7 Pages

CUSIP No. 71714G102

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of PharmAthene, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One Park Place, Suite 450, Annapolis, MD 21401.

Item 2.	Identity and Background

Kelisia Holdings Limited, a public limited company established under the laws of Cyprus (“Kelisia Holdings”) is an indirect, wholly-owned subsidiary of Panacea Biotec Limited, a public limited company established under the laws of India (“Panacea Biotec” and with Kelisia Holdings, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated October 7, 2008, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Kelisia Holdings

Kelisia Holdings’ principal office is located at 29 Theklas Lyssioti Street, Cassandra Centre 2nd Floor, 3731 Limassol, Cyprus.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Kelisia Holdings are set forth in Schedule A hereto and incorporated herein by reference.

Neither Kelisia Holdings, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding Kelisia Holdings or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Panacea Biotec

Panacea Biotec’s registered office is situated at Ambala-Chadigarh Highway, Lalru-140501, Punjab and its principal office is located at B-1 Extn./A-27, Mohan Co-op. Industrial Estate, Mathura Road, New Delhi -110044, India.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Panacea Biotec are set forth in Schedule B hereto and incorporated herein by reference.

Neither Panacea Biotec, nor, to its knowledge, any person listed in Schedule B, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding Panacea Biotec or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 4 of 7 Pages

CUSIP No. 71714G102

Item 3.	Source and Amount of Funds or other Consideration

Kelisia Holdings financed the Securities Purchase (as defined in Item 4 below) with a loan and €1,000 capital contribution provided by Panacea Biotec through a direct wholly-owned subsidiary, Rees Investments Limited. Rees Investments Limited is the sole shareholder of Kelisia Holdings.

Item 4.	Purpose of Transaction

In connection with that certain Securities Purchase Agreement dated September 30, 2008 between the Company and Kelisia Holdings (the “Securities Purchase Agreement”), Kelisia Holdings has the right to purchase 3,733,334 shares of Common Stock and will receive a warrant upon closing of the transactions contemplated by the Securities Purchase Agreement (as described in Item 6 below, the “Warrant”) entitling it to purchase an additional 2,745,098 shares of Common Stock at an exercise price of $5.10 per share (collectively, the “Securities Purchase”). The transactions contemplated by the Securities Purchase Agreement on or before October 20, 2008 (such date, the “Closing Date”).

The purpose of the Securities Purchase is to facilitate an investment in the Company by the Reporting Persons.

The information set forth in Items 2, 3 and 6 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Common Stock of the Company

(a), (b) As of the date hereof, Kelisia Holdings is the beneficial owner of 6,478,432 shares of Common Stock. The calculation of beneficial ownership percentage herein is based on the statement in the Company’s Amendment No. 1 to Form S-3 filed on August 31, 2009 that 28,427,950 shares of Common Stock were outstanding as of August 25, 2009. However, Kelisia Holdings’ right to exercise the Warrant is subject to the amount exercised or beneficially owned by Kelisia Holdings or its affiliates not equalling or exceeding 20% of the number of shares of Common Stock outstanding on September 30, 2008 or on such exercise date. Accordingly, the beneficial ownership percentage of Kelisia Holdings is 19.9%.

By virtue of its status as indirect sole shareholder of Kelisia Holdings, Panacea Biotec may be deemed to have indirect beneficial ownership of 19.9% of the Company.

To the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons named in Schedule A or Schedule B.

(c) Neither the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed on Schedule A or Schedule B has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement dated September 30, 2008, Kelisia Holdings agreed to purchase, and the Company agreed to sell, for an aggregate purchase price of $13,066,669, 3,733,334 shares of Common Stock and a 12-month warrant for 2,745,098 additional shares of Common Stock at an exercise price of $5.10 per share.

Page 5 of 7 Pages

CUSIP No. 71714G102

Warrant

Pursuant to the terms of the Warrant, delivered to Kelisia Holdings on the Closing Date, Kelisia Holdings has the right, for a period of 12 months, to purchase 2,745,098 shares of Common Stock at an exercise price of $5.10 per share. The foregoing right is subject to the amount exercised or beneficially owned by Kelisia Holdings or its affiliates not equalling or exceeding 20% of the number of shares of Common Stock outstanding on September 30, 2008 or on such exercise date.

Investor Rights Agreement

Pursuant to the terms of the Investor Rights Agreement to be executed on the Closing Date, the Company was required to register the Common Stock related to the Securities Purchase within 45 days following the Closing Date. In addition, Kelisia Holdings received pre-emptive rights from the Company with respect to future issuances of shares, subject to customary exceptions contained in the Investor Rights Agreement.

Letter Agreement

Pursuant to the Letter Agreement dated September 30, 2008 between Panacea Biotec and the Company, Panacea Biotec agreed that, until September 30, 2011, it will not purchase shares of Common Stock other than the Common Stock it is entitled to purchase under the Securities Purchase Agreement, Warrant and Investor Rights Agreement without the prior written consent of the Company. In addition, Panacea Biotec granted the Company the first right of negotiation for U.S. distribution of certain of Panacea Biotec’s biodefense products. The Company may enter into discussions with Panacea Biotec regarding potential strategic collaborations including development and manufacturing by Panacea Biotec of certain biodefense products of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated October 10, 2008 by and between Kelisia Holdings and Panacea Biotec.

Exhibit 2	Securities Purchase Agreement dated September 30, 2008 by and between the Company and Kelisia Holdings.

Exhibit 3	Warrant dated October 10, 2008 executed by the Company in favor of Kelisia Holdings.

Exhibit 4	Investment Rights Agreement dated October 10, 2008 by and between the Company and Kelisia Holdings.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2009
Date

KELISIA HOLDINGS LIMITED

By:	/s/
Name:	Standguard Limited	Guardstand Limited
Title:	Director	Director

PANACEA BIOTEC LIMITED

By:	/s/ Dr. Rajesh Jain
Name:	Dr. Rajesh Jain
Title:	Joint Managing Director

Page 7 of 7 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF KELISIA HOLDINGS LIMITED

The executive officers and directors of Kelisia Holdings Limited are set forth below. Unless otherwise indicated, each individual’s business address is c/o Kelisia Holdings Limited, 29 Theklas Lyssioti Street, Cassandra Centre 2nd Floor, 3731 Limassol, Cyprus.

Executive Officers of Kelisia Holdings Limited

Name	Title	Citizenship
Trident Trust Company (Cyprus) Limited	Company Secretary	Registered in Cyprus

Directors of Kelisia Holdings Limited

Name	Principal Occupation	Citizenship
Guardstand Limited	Corporate Director	Registered in Cyprus

Standguard Limited	Corporate Director	Registered in Cyprus

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF PANACEA BIOTEC LIMITED

The executive officers and directors of Panacea Biotec Limited are set forth below. Unless otherwise indicated, each individual’s business address is c/o Panacea Biotec Limited, B-1 Extn./A-27, Mohan Co-op. Industrial Estate, Mathura Road, New Delhi -110044, India.

Executive Officers of Panacea Biotec Limited

Name	Title	Citizenship
Mr. Narayan B. Gad	Chief Executive Formulations (Marketing)	India

Dr. Lallan Giri	President & Chief Operating Officer (Vaccines & Biopharmaceuticals)	US

Mr. Ashwani Jain	Chief Operating Officer	India

Mr. Sunil Anand	Associate Director (Finance)	India

Dr. V.K. Vinayak	President BRC – (R&D)	India

Dr. Sanjay Trehan	Sr. Vice President (Drug Discovery Research)	India

Mr. C.N. Misra	Sr. Vice President (Vaccine & Sera)	India

Mr. R.K. Suri	Sr. Vice President (New Initiative)	India

Mr. Vinod Goel	General Manager Legal & Company Secretary	India

Directors of Panacea Biotec Limited

Name	Principal Occupation	Citizenship
Mr. Soshil Kumar Jain	Business (Promoter-Director & Chairman)	India

Mr. Ravinder Jain	Business (Promoter-Director & Managing Director)	India

Dr. Rajesh Jain	Business (Promoter-Director & Joint Managing Director)	India

Mr. Sandeep Jain	Business (Promoter-Director & Joint Managing Director)	India

Mr. Sumit Jain	Business (Director Operations & Projects)	India

Mr. R. L. Narasimhan	Retd. Govt. Official	India

Mr. N. N. Khamitkar	Retd. Govt. Official	India

Mr. Sunil Kapoor	Profession (Self-employed)	India

Mr. Gurmeet Singh	Business	India

Mr. K.M. Lal	Retd. Govt. Official	India

Dr. A. N. Saksena	Retd. Govt. Official	India